Exhibit 99.1

Ctrip Announces Investment by The Priceline Group and a Long-Term Equity Investment Firm

Shanghai, China, December 10, 2015.  Ctrip.com International, Ltd. (NASDAQ: CTRP) (“Ctrip”) today announced that The Priceline Group Inc. (NASDAQ: PCLN) and a long-term equity investment firm have each agreed to invest $500 million in Ctrip via convertible bonds. Ctrip has extended its permission to The Priceline Group to increase its ownership in Ctrip through the acquisition of Ctrip’s American depositary shares in the open market so that, when combined with the shares issuable upon conversion of the $250 million convertible bond and the $500 million convertible bond issued to The Priceline Group in May 2015 and August 2014, respectively, The Priceline Group may hold up to 15% of Ctrip’s outstanding shares.

This investment by The Priceline Group follows a commercial relationship established between Ctrip and The Priceline Group in 2012, which was expanded in August 2014 and further in May 2015. Ctrip and The Priceline Group will continue their existing commercial partnership, whereby accommodations inventory is cross-promoted between the brands.

“Today’s announcement has further strengthened the strong partnership between Ctrip and the Priceline Group. To work closely with a leading global online travel company is an integral part of our long term growth plan,” said James Liang, Co-founder, Chairman, and CEO of Ctrip. “ We expect the relationship to continue to bear fruit for many years to come.”

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com